Greenberg Traurig

Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com

December 27, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dana Brown

Re: Atlas Acquisition Holdings Corp.
Registration Statement on Form S-1
File No. 333-146368

Dear Mr. Brown:

Please find enclosed Atlas Acquisition Holdings Corp.'s (the "Company") (i) response letter to the comments on the Registration Statement provided by the staff (the "Staff") of the Securities and Exchange Commission by letter dated December 13, 2007 and (ii) courtesy copies of Amendment No. 3 to the Registration Statement (the "Amendment").

If you have any questions regarding the Company's responses or the Amendment, please do not hesitate to contact me at (602) 445-8322 or Alan Annex of our office at (212) 801-9323.

Sincerely,

Brian H. Blaney/KSL

Brian H. Blaney
For the Firm

BHB:ksl

cc: James N. Hauslein *(w/encl.)*
Gaurav V. Burman *(w/encl.)*

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
BRUSSELS*
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SACRAMENTO
SILICON VALLEY
TALLAHASSEE
TAMPA
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH
*Strategic Alliance
Tokyo-Office/Strategic Alliance

Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road | Suite 700 | Phoenix, AZ 85016 | Tel 602.445.8000 | Fax 602.445.8100 www.gtlaw.com